UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RealD Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75604L105

(CUSIP Number)

July 15, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Greer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 5,184,804 shares (See Item 4(a) below)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 5,184,804 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,184,804 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lisa Greer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 5,184,804 shares (See Item 4(a) below)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 5,184,804 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,184,804 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Greer Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 5,184,804 shares (See Item 4(a) below)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 5,184,804 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,184,804 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer RealD Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 N. Crescent Drive, Suite 120, Beverly Hills, California 90210

Item 2.
	(a)	Name of Person Filing Joshua Greer Lisa Greer The Greer Trust
	(b)	Address of Principal Business Office or, if none, Residence 100 N. Crescent Drive, Suite 120, Beverly Hills, California 90210
	(c)	Citizenship Joshua Greer and Lisa Greer are citizens of the United States of America
	(d)	Title of Class of Securities Common, par value $0.0001
	(e)	CUSIP Number 75604L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

5,184,804 shares of common stock held by The Greer Trust. Joshua Greer and Lisa Greer are the joint trustees of The Greer Trust and have shared voting and investment power over all of the shares held by The Greer Trust.

(b) Percent of class: 10.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 shares
(ii) Shared power to vote or to direct the vote 5,184,804 shares (See Item 4(a) above)
(iii) Sole power to dispose or to direct the disposition of 0 shares
(iv) Shared power to dispose or to direct the disposition of 5,184,804 shares (See Item 4(a) above)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Exhibits

Exhibit 99.1 Agreement to jointly file Schedule 13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

/s/ Joshua Greer
Joshua Greer

The Greer Trust

/s/ Joshua Greer
Joshua Greer, Joint Trustee